Exhibit 21.1

Significant Subsidiaries of the Registrant*

Subsidiaries of Cree, Inc.	Jurisdiction
Cree Hong Kong Limited	Hong Kong

Subsidiaries of Cree Hong Kong Limited	Jurisdiction
Cree Asia-Pacific Limited	Hong Kong
Cree Huizhou Opto Limited	People’s Republic of China

*	As of June 28, 2009